                                                           FOR IMMEDIATE RELEASE


EARNINGS RELEASE
----------------


STATS REPORTS RECORD ANNUAL REVENUE AND EARNINGS AND FOURTH QUARTER RESULTS


Q4 2000

-    NET REVENUES OF $92.8 MILLION, UP 42.5% FROM Q4 1999

-    EARNINGS PER ADS OF $0.08, UP $0.13 FROM Q4 1999


YEAR 2000

-    NET REVENUES OF $331.3 MILLION, UP 64.7% FROM YEAR 1999

-    EARNINGS PER ADS OF $0.56, UP $0.50 FROM YEAR 1999

     SINGAPORE -- JANUARY 31, 2001 -- ST Assembly Test Services Ltd (Nasdaq:
STTS and SGX: ST Assembly) today reported financial results for the quarter and year ended December 31, 2000.

     "Year 2000 was a remarkable year for STATS. During the year we successfully completed our initial public offering, grew our business significantly, expanded and diversified our customer base, and built a substantial infrastructure to support future business. Despite the demand weakness in the fourth quarter, we continue to believe that the longer-term opportunities for semiconductor test and assembly services are excellent, and STATS is very well positioned to capture these opportunities," said Tan Bock Seng, Chairman and Chief Executive Officer.


HIGHLIGHTS OF 4TH-QUARTER AND FISCAL 2000 PERFORMANCE

     Fourth quarter net revenues were $92.8 million, an increase of 42.5% over the corresponding period last year, and 2.5% sequentially over third quarter 2000. The sequential increase in net revenues was due principally to the increase in unit shipments of array packages. Net income for the quarter was $8.0 million compared to a loss of $3.6 million for the corresponding period a year ago.

     Diluted earnings per ADS and diluted earnings per ordinary share for the fourth quarter were $0.08 and $0.008 respectively compared to a loss of $0.05 and $0.005 in the corresponding period in 1999.

     For the full year 2000, net revenues were a record $331.3 million, an increase of 64.7% over the net revenues of $201.1 million for full year 1999. Net income for the full year was also a record $54.4 million, an increase of 1019.7% over the net income of $4.9 million for full year 1999.

     Diluted earnings per ADS and diluted earnings per ordinary share for the full year 2000 were $0.56 and $0.056 respectively compared to $0.06 and $0.006 respectively for full year 1999.

     For the fourth quarter, net revenues from assembly services were $51.2 million or 55.2% of revenues, and net revenues from test services were $41.6 million or 44.8% of revenues.

     Gross profit for the fourth quarter was $19.5 million or a gross margin of 21.0% compared to gross profit of $25.8 million or a gross margin of 39.6% in the same quarter a year ago. Gross margin for this quarter was down 9.2% from the 30.2% in third quarter 2000 due principally to a higher portion of array business which has lower gross margin and lower capacity utilization.

     Depreciation expense and cost of leasing production equipment for this quarter increased to $25.8 million or 27.8% of net revenues, compared to $22.7 million or 25.1% of revenues in the third quarter. The higher depreciation expense and cost of leasing production equipment reflected the impact of the additional production equipment added in the third quarter.

     Fourth quarter operating expenses, which include stock-based compensation charges, were $15.2 million or 16.4% of net revenues compared to $14.3 million or 15.8% of net revenues in third quarter 2000. Selling, general and administrative expenses were $11.3 million or 12.2% of net revenues compared to $10.2 million or 11.2% of revenues in the third quarter due principally to higher utilities tariff and other administrative expenses.

     Research and development expenses were $3.7 million during the quarter, or 3.9% of net revenues. R&D expenses totaled $14.6 million for the full year, representing a 101.0% increase over the previous year, as the company invested significantly in advanced packaging technologies in support of our strategy of offering complete backend turnkey services to our customers.

     Net income for the quarter decreased by 51.4% from the third quarter 2000 as a result of slower growth in net revenues, higher fixed cost (principally depreciation expense and cost of leasing production equipment) and a higher portion of array business. The array business was again the fastest growing segment of our business in this quarter and contributed to 22% of assembly revenues.


UNIT SHIPMENTS AND AVERAGE SELLING PRICES

     Unit shipments for the test business in fourth quarter 2000 increased by 47.6% over the same quarter a year ago, and decreased 2.3% sequentially over the third quarter 2000. Unit shipments in our assembly business increased by 63.1% over the same quarter a year ago, and 4.9% sequentially over the third quarter 2000.

     In this quarter, test average selling prices (ASPs) decreased by about 6.6% compared to third quarter 2000 due principally to shorter testing time as a result of different product mix and engineering efforts to reduce test time for customers. In the assembly business, the ASPs for this quarter increased by 2.0% from the third quarter of 2000 as a result of product mix.

     During the quarter the company maintained its leadership in mixed signal testing which accounted for 79.1% of the test revenues.


                     TEST REVENUES BREAKDOWN BY TESTING TYPE

                                   THREE MONTHS ENDING
                       -------------------------------------------
                       30 SEPTEMBER, 2000        31 DECEMBER, 2000
                       ------------------       ------------------
TYPE OF TESTING        % OF TEST REVENUES       % OF TEST REVENUES
---------------        ------------------       ------------------
Mixed Signal                  78.2                     79.1
Digital                       21.4                     19.4
Memory                         0.4                      1.5


CAPITAL EXPENDITURES

     In this quarter, the company incurred $25.7 million in capital expenditures principally for production equipment, peripherals and equipment upgrades. Our capital expenditures year-to-date were $276.9 million. As of 31 December 2000, the company has 230 testers and 532 wirebonders.


MARKET DYNAMICS

     The communications segment continued to be our largest revenue contributor in this quarter accounting for 68.6% of net revenues, in line with our strategic focus on communications customers. U.S. remained our largest revenue contributor by region. Revenues from Asia increased to 9.7% of net revenues reflecting higher wafer sort business and the growth of business from Japan. Contribution to net revenues from Integrated Device Manufacturers ("IDMs") declined in this quarter reflecting the weakening in demand of certain IDM customers.


                      REVENUES BREAKDOWN BY MARKET SEGMENT

                                   THREE MONTHS ENDING
                       -------------------------------------------
                       30 SEPTEMBER, 2000        31 DECEMBER, 2000
                       ------------------        -----------------
MARKET SEGMENT         % OF NET REVENUES         % OF NET REVENUES
--------------         ------------------        -----------------
Communications                60.8                     68.6
Computer                      31.5                     27.9
Consumer,                      7.7                      3.5
 Industrial and
 Others


                          REVENUES BREAKDOWN BY REGION

                                   THREE MONTHS ENDING
                       -------------------------------------------
                       30 SEPTEMBER, 2000        31 DECEMBER, 2000
                       ------------------        -----------------
REGION                 % OF NET REVENUES         % OF NET REVENUES
------                 ------------------        -----------------
United States                 76.9                     71.9
Europe                        17.5                     18.4
Asia                           5.6                      9.7


                       REVENUES BREAKDOWN BY CUSTOMER TYPE

                                   THREE MONTHS ENDING
                       -------------------------------------------
                       30 SEPTEMBER, 2000        31 DECEMBER, 2000
                       ------------------        -----------------
CUSTOMER TYPE          % OF NET REVENUES         % OF NET REVENUES
-------------          ------------------        -----------------
Foundries                      8.2                     10.5
Fabless                       43.2                     50.0
IDMs                          48.6                     39.5

BUSINESS OUTLOOK

     The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially.

     As announced in our press release of December 22, 2000, the company saw a sudden and sharp weakening of customers' demand in the later part of the fourth quarter. Based on current visibility, the company expects the weakness in customers' demand to continue into the first quarter of 2001. The company currently expects revenues in the first quarter to decline by between 20% and 30% from the fourth quarter.

     Said Tan Lay Koon, Chief Financial Officer, "Because of the capital intensive nature of our business, we carry a high fixed cost. As a result, the expected decline in revenues in the first quarter will result in further erosion of gross margin. Consequently we currently do not expect the first quarter to be profitable. Based on current outlook, we however expect the first quarter to be the lowest point of the year in both revenue and profitability terms."

     "Although the near-term outlook is cautious, we are optimistic about the longer-term prospects of our business. Our financial position is strong, our technology offering is more robust and our customers' base more diversified. Based on extensive engagement with customers including specific new packages qualified and currently under qualification, we expect to see recovery in the second half of 2001. Responding to a more cautious outlook, we will monitor closely our capital expenditures and will incur them only if they are firmly supported by customers' demand. We continue to plan for about $100m in capital expenditures this year, most of which are expected only in the second half of this year," added Tan Bock Seng.


HIGHLIGHTS OF 4TH QUARTER ACHIEVEMENTS

     In November STATS announced a two-year test agreement with Infineon Technologies. Under the agreement STATS agreed to provide services ranging from test program conversion to wafer sort and final production test. The company expects the contract to generate an estimated US$30 to US$40 million over the two-year period.

     During the quarter STATS also announced the selection of pure tin (Sn) solder as a lead-free solution for it's leaded package product offering. STATS has established pure tin plating capacity to support any customer that would like to qualify their lead-frame based packages with this environmentally friendly solution.

     STATS announced the development of a strip handler for multi-site testing of integrated circuits. The technology allows multiple devices to be tested simultaneously prior to the singulation process. This produces greater efficiency and eliminates a medium of transfer, like trays or tubes.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                  AS OF DECEMBER 31, 1999 AND DECEMBER 31, 2000
                           IN THOUSANDS OF US DOLLARS

                                                          DECEMBER 31,          DECEMBER 31,
                                                             1999                   2000
                                                          ------------          ------------

ASSETS
Current assets:
  Cash and cash equivalents                                 $ 16,568              $141,733
  Accounts receivable, net                                    37,404                52,315
  Amounts due from ST and ST affiliates                        6,532                 8,727
  Amounts due from ST Treasury (CDs)                              --                10,000
  Other receivables                                            9,572                18,989
  Inventories                                                 11,313                14,793
  Marketable securities                                           --                11,486
  Prepaid expenses                                             7,079                24,809
                                                            --------              --------
        Total current assets                                  88,468               282,852
Property, plant and equipment, net                           251,298               380,934
Other receivables                                              1,835                    --
Marketable securities                                             --                10,420
Prepaid expenses                                              10,364                37,552
                                                            --------              --------
        Total Assets                                        $351,965              $711,758
                                                            ========              ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt                                             60,000                    --
  Current installments of long-term debt                       7,420                14,799
  Accounts payable                                            13,070                13,956
  Amounts due to ST and ST affiliates                          5,533                 2,062
  Accrued operating expenses                                  20,559                32,963
  Other payables                                              55,238                27,705
  Income taxes payable                                           678                 2,846
                                                            --------              --------
        Total current liabilities                            162,498                94,331
Deferred grant                                                 1,923                 2,631
Long-term debt, excluding current installments                46,360                29,599
                                                            --------              --------
        Total Liabilities                                    210,781               126,561

SHAREHOLDERS' EQUITY
Share capital                                                129,827               159,461
Additional paid-in capital                                    26,305               386,325
Accumulated other comprehensive income (loss)                 (9,731)               (9,731)
Retained earnings (deficit)                                   (5,217)               49,142
                                                            --------              --------
        Total Shareholders' Equity                           141,184               585,197
                                                            --------              --------
        Total Liabilities and Shareholders' Equity..        $351,965              $711,758
                                                            ========              ========

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE THREE MONTHS ENDED DECEMBER 31, 1999 AND 2000
                                   (UNAUDITED)
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                    FOR THE THREE MONTHS ENDED DECEMBER 31,
                                                    ---------------------------------------
                                                     1999                            2000
                                                    --------                       --------
Net revenues                                        $ 65,117                       $ 92,798
Cost of revenues                                     (39,307)                       (73,276)
                                                    --------                       --------
Gross profit                                          25,810                         19,522
                                                    --------                       --------
Operating expenses:
  Selling, general and administrative                  9,243                         11,314
  Research and development                             2,158                          3,664
  Stock-based compensation                            16,871                             85
  Other general expenses (net)                            14                            170
                                                    --------                       --------
        Total operating expenses                      28,286                         15,233
                                                    --------                       --------
Operating income (loss)                               (2,476)                         4,289
                                                    --------                       --------

Other income (expense):
  Interest income (expense), net                      (1,416)                         2,458
  Foreign currency exchange gain (loss)                 (488)                           950
  Other non-operating income, net                        589                            784
                                                    --------                       --------
        Total other income (expense)                  (1,315)                         4,192
                                                    --------                       --------
Income (loss) before income taxes                     (3,791)                         8,481
Income tax benefit (expense)                             160                           (475)
                                                    --------                       --------
Net income (loss)                                   $ (3,631)                      $  8,006
                                                    --------                       --------

Basic and diluted net (loss) income per
 ordinary share                                     $ (0.005)                      $  0.008
Basic and diluted net (loss) income per ADS         $  (0.05)                      $   0.08

Ordinary shares (in thousands) used in per
 ordinary share calculation:
  -- basic                                           773,602                        985,665
  -- effect of dilutive options                           --                          6,083
                                                    --------                       --------
  -- diluted                                         773,602                        991,748
                                                    --------                       --------

ADS (in thousands) used in per ADS calculation:
  -- basic                                            77,360                         98,567
  -- effect of dilutive options                           --                            608
                                                    --------                       --------
  -- diluted                                          77,360                         99,175
                                                    --------                       --------


                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
                                   (UNAUDITED)
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                              1999                  2000
                                                            ---------             ---------
Net revenues                                                $ 201,098             $ 331,271
Cost of revenues                                             (132,889)             (231,944)
                                                            ---------             ---------
Gross profit                                                   68,209                99,327
                                                            ---------             ---------

Operating expenses:
  Selling, general and administrative                          28,437                40,798
  Research and development                                      7,283                14,636
  Stock-based compensation                                     25,327                   448
  Other general expenses (income) net                              37                   (22)
                                                            ---------             ---------
        Total operating expenses                               61,084                55,860
                                                            ---------             ---------
Operating income                                                7,125                43,467
                                                            ---------             ---------

Other income (expense):
  Interest income (expense), net                               (5,534)                8,214
  Foreign currency exchange gain                                1,385                 2,018
  Other non-operating income, net                               2,379                 3,525
                                                            ---------             ---------
        Total other income (expense)                           (1,770)               13,757
                                                            ---------             ---------
Income before income taxes                                      5,355                57,224
Income tax expense                                               (500)               (2,865)
                                                            ---------             ---------
Net income                                                  $   4,855             $  54,359
                                                            ---------             ---------

Basic and diluted net income per
 ordinary share                                             $   0.006             $   0.056
Basic and diluted net income per ADS                        $    0.06             $    0.56

Ordinary shares (in thousands) used in per
 ordinary share calculation:
  -- basic                                                    770,259               962,828
  -- effect of dilutive options                                16,466                 7,803
                                                            ---------             ---------
  -- diluted                                                  786,725               970,631
                                                            ---------             ---------

ADS (in thousands) used in per ADS calculation:
  -- basic                                                     77,026                96,283
  -- effect of dilutive options                                 1,646                   780
                                                            ---------             ---------
  -- diluted                                                   78,672                97,063
                                                            ---------             ---------

ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

     ST Assembly Test Services Ltd ("STATS" -- NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000. Further information is available at www.stats.com.sg or www.statsus.com.

     Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include: general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time-to-time in the Company's SEC filings, including its annual report on Form 20-F dated March 30, 2000. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.


MEDIA CONTACTS:

Lim Beng See                                      Lisa Lavin
Director, Corporate Communications                Manager, Marketing
Tel: 65-7511111, Fax: 65-7555431                  Tel: 208-672-6112, Fax: 208-672-6127
email: limbs@stats.st.com.sg                      email: lavinl@statsus.com


INVESTOR CONTACTS:

Drew Davies                                       Elaine Ang
Director, Investor Relations                      Manager, Investor Relations
Tel: (408) 941 3021, Fax: (408) 941 3014          Tel: (65) 751 1738, Fax: (65) 755 1585
email: daviesd@statsus.com                        email: angelaine@stats.st.com.sg